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Exhibit (a)(5)(vi)

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Reserves at issue in takeover battle: PetroCan versus Canada Southern National Post Fri 26 May 2006 Page: FP1/Front Section: Financial Post Byline: Jon Harding Dateline: CALGARY Source: Financial Post	IMAGES [PICTURE] Grant Black, CanWest News Service Petro-Canada has made a $113-million hostile takeover bid for Canada Southern Petroleum.

CALGARY — Does Petro-Canada know more about Canada Southern Petroleum Ltd.'s cache of unbooked Arctic natural gas reserves than Canada Southern does?
The tiny oil and gas producer suggested as much yesterday as its board of directors unanimously advised shareholders to reject a hostile takeover bid of US$7.50 a share from Canada's third-largest integrated oil company.

Richard McGinity, Canada Southern's board chairman, said he believes, first and foremost, the all-cash, US$113-million offer made on May 11 does not reflect the value of Canada Southern's estimated 927 billion cubic feet equivalent natural gas reserves.

He also said the company is negotiating with as many as four other suitors and interest from them is "solid."

Canada Southern's unbooked resource is 68 times larger than the company's currently reported proved and probable reserves.

In this case, those resources cannot be upgraded to proved and probable according to accounting rules because no infrastructure exists to transport the gas from the high Arctic to market.

Canada Southern, a junior company, also produces gas in the Yukon, northeast British .C. and Southern Alberta. Its principal asset is a 30% interest in the Kotaneelee gas field in the Yukon Territory.

But that's only part of the reason why the bid from Petro-Canada was panned by the Canada Southern board.

Canada Southern was in the process of having a third-party assessment done of its marketable natural gas resource when Petro-Canada made its initial expression of interest in early March.

However, the geological data necessary to complete the work, which dates back to 1960 when Canada Southern became one of the first company's to secure exploration rights to the islands, found its way into Petro-Canada's hands.

Canada Southern had partnered in some of its earliest Arctic Island exploration activities with an operator called PanArctic Oil Ltd., partly owned by the federal government. The company dissolved in 2000 and the assets, including all the geological data, including seismic surveys, were taken over by Petro-Canada.

The information, stored in 700 boxes, has slowly trickled to Canada Southern in recent weeks, except for the seismic data that Petro-Canada is converting to electronic format. Canada Southern charges it doesn't have time to go through it thoroughly and said Petro-Canada's "urgency" to acquire the company is suspicious.

The bid set to expire on June 20.

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Executives with Canada Southern indicated Petro-Canada may be looking for natural gas to feed its planned regasification facility at Gros Cacouna, Que., as alternative sources such as liquified natural gas from Russia may be harder to line up.

"Our LNG terminal startup date is it should be onstream by about 2009," said Petro-Canada spokeswoman Michelle Harries. "That's well before anything could be developed in the Arctic."

Petro-Canada isn't planning to raise its bid, Ms Harries said.

"We believe our offer was fair," she said. "It does represent over a 50% increase from where the stock price was at the time of our offer."

Shares of Canada Southern rose 3.8% yesterday on the Toronto Stock Exchange. The stock has soared 79% since Petro-Canada's offer was announced.

jharding@nationalpost.com

CANADA SOUTHERN PETROLEUM

Ticker: CSW/TSX

Close: $9.55, down 35 cents

Volume: 25,701

Avg. 6-month vol.: 25,701

Illustration: *Colour Photo: Grant Black, CanWest News Service/Petro-Canada has made a $113-million hostile takeover bid for Canada Southern Petroleum.

Edition: Toronto
Story Type: Business
Length: 524 words

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  Exhibit (a)(5)(vi)